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                                                                  EXHIBIT (a)(7)

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated March 17, 1998 and the related Letter of Transmittal, and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of IHF/GM Acquisition Corporation by Chase Securities Inc. (the "Dealer Manager") or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                (INCLUDING THE ASSOCIATED STOCK PURCHASE RIGHTS)
                                       OF

                                 GRIST MILL CO.
                                       AT

                              $14.50 NET PER SHARE

                                       BY

                         IHF/GM ACQUISITION CORPORATION

                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                         INTERNATIONAL HOME FOODS, INC.

     IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), is offering to purchase all outstanding shares of common stock ("Common Stock"), par value $0.10 per share, of Grist Mill Co., a Delaware corporation (the "Company"), including the associated rights to purchase shares of Common Stock (the "Rights," and together with the shares of Common Stock, the "Shares"), at a purchase price of $14.50 per Share (the "Offer Consideration"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 17, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). See the Offer to Purchase for capitalized terms used but not defined herein.

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, APRIL 13, 1998, UNLESS THE OFFER IS EXTENDED.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 10, 1998, among Parent, Purchaser, IHF and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of IHF (the "Surviving Corporation").

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     At the effective time of the Merger (the "Effective Time"), each share of
Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares of Common Stock owned, directly or indirectly, by the Company or any wholly owned subsidiary of the Company or by IHF, Parent or Purchaser or any other wholly owned subsidiary of Parent or IHF and shares of Common Stock held by holders of shares of Common Stock ("Stockholders") who shall have not voted in favor of the Merger or consented thereto in writing and who properly shall have demanded appraisal for such shares in accordance with Section 262 of the Delaware General Corporation Law, as amended (the "DGCL")) will be converted at the Effective Time into the right to receive the per Share Offer Consideration, or such higher price, if any, as is paid in the Offer (the "Merger Consideration"), payable to the holder thereof, in cash, without any interest thereon, less any required withholding taxes, upon surrender of the certificate representing such share of Common Stock.

     Parent and Purchaser have entered into a Stockholder Agreement, dated March 10, 1998 (the "Stockholder Agreement"), with the Company and Glen S. Bolander (the "Selling Stockholder"), pursuant to which, among other things, the Selling Stockholder has (i) agreed to tender into the Offer an aggregate of 403,899 Shares, (ii) granted to Purchaser an option (exercisable under certain circumstances as provided in the Stockholder Agreement) to purchase up to an aggregate of 245,000 Shares, consisting of certain Shares beneficially owned by the Selling Stockholder as a result of the exercise of certain options to purchase Shares, and (iii) granted to Parent an irrevocable proxy to vote such Shares, in each event prior to any termination of the Merger Agreement. In addition, the Company has granted to Purchaser an irrevocable option (exercisable under certain circumstances as provided in the Merger Agreement) to purchase an indeterminate number of shares of Common Stock equal to the Applicable Common Share Amount (as defined in the Merger Agreement).

     The Board of Directors of the Company has unanimously (i) determined that each of the Merger Agreement, the Stockholder Agreement and the Option Release Agreements (as defined in the Merger Agreement, and together with the Merger Agreement and the Stockholder Agreement, the Transaction Documents) and the transactions contemplated thereby, including the Offer and the Merger, is fair to and in the best interests of the Company and the Stockholders, (ii) approved the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby, including the Offer and the Merger, such approval constituting approval thereof for purposes of Section 203 of the DGCL, and (iii) recommended acceptance of the Offer and, if required, adoption of the Merger Agreement by the Stockholders.

     The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the offer a number of Shares which constitutes a majority of the Shares outstanding on a fully-diluted basis (as defined in the Merger Agreement) on the date of purchase, (ii) the debt financing necessary for consummation of the Offer having been received by Parent, and (iii) the expiration or termination prior to the expiration of the Offer of all waiting periods imposed by the Hart-Scott-Rodino Act of 1976, as amended. The Offer is also subject to certain other conditions contained in the Offer to Purchase. See the Introduction and Sections 1 and 14 thereof.

     Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment (and thereby purchase) and pay for all Shares that are validly tendered prior to the Expiration Date (as defined below) and not withdrawn in accordance with the procedures described herein and in Section 4 of the Offer to Purchase. For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased), pursuant to the Offer to Purchase, Shares validly tendered prior to the Expiration Date and not properly withdrawn as, if and when Purchaser gives oral or written notice to ChaseMellon Shareholder Services, L.L.C., as the Depositary (in such capacity, the "Depositary"), of Purchaser's acceptance of such Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering Stockholders whose Shares have theretofore been accepted for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility")

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pursuant to the procedures set forth in Section 3 of the Offer to Purchase),
(ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with all required signature guarantees, or in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and (iii) all other documents required by the Letter of Transmittal. Under no circumstances will interest on the purchase price for tendered Shares be paid by Purchaser, regardless of any extension of the Offer or delay in making such payment.

     The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Monday, April 13, 1998, unless and until Purchaser, in accordance with the terms of the Offer and the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Subject to the terms of the Merger Agreement, Purchaser and Parent expressly reserve the right to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. There can be no assurance that Purchaser will exercise its right to extend the Offer. Purchaser also expressly reserves the right, subject to applicable laws (including applicable regulations of the Securities and Exchange Commission promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) and to the terms of the Merger Agreement, at any time or from time to time, (i) to delay acceptance for payment of or payment for any Shares, regardless of whether the Shares were theretofore accepted for payment, or to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions specified in Section 14 of the Offer to Purchase, by giving oral or written notice of such delay in payment or termination to the Depositary, and
(ii) to amend the Offer in any respect, by giving oral or written notice to the Depositary. Any extension, amendment or termination of the Offer, any waiver of any condition of the Offer, or any delay in payment, will be followed as promptly as practicable by a public announcement. In the case of an extension, such announcement must be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law, and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service (or a similar news service) or as otherwise may be required by law.

     Tenders of Shares made pursuant to the Offer are irrevocable, except as otherwise provided below and in Section 4 of the Offer to Purchase. Shares tendered pursuant to the Offer may be withdrawn any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser, may also be withdrawn at any time after May 15, 1998. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering Stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase) (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. All questions as to form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding on all parties. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent, IHF, the Dealer Manager, the Depositary, MacKenzie Partners, Inc. (the "Information Agent") or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failing to give such notification.

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     The Company has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Stockholders. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list as of March 13, 1998, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares by Purchaser.

     The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

     THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     Requests for copies of the Offer to Purchase, the Letter of Transmittal and other tender offer documents may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at Purchaser's expense. Questions or requests for assistance may be directed to the Information Agent or the Dealer Manger. No fees or commissions will be payable to brokers, dealers or other persons (other than the Dealer Manager, the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                            MACKENZIE PARTNERS, INC.
                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)

                                       or

                         CALL TOLL-FREE (800) 322-2885

                      The Dealer Manager for the Offer is:

                             CHASE SECURITIES INC.
                                270 Park Avenue
                            New York, New York 10017
                         (212) 270-4867 (Call Collect)

March 17, 1998

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